FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2008

PROPOSED ACQUISITION OF A 51% SHAREHOLDING

IN KOREA EXCHANGE BANK - UPDATE

HSBC and Lone Star are discussing how this transaction may be taken forward. A further announcement will be made as and when appropriate.

On 3 September 2007 HSBC Holdings plc ("HSBC") announced that its indirect, wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited ("HSBC Asia") had entered into a conditional agreement to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank ("KEB") from LSF-KEB Holdings SCA ("Lone Star"). The acquisition agreement provides that the acquisition is subject to a number of conditions, including the receipt of applicable governmental and regulatory approvals, in particular approval from Korea's Financial Services Commission ("FSC Approval").

On 29 April 2008, HSBC Asia and Lone Star agreed to extend the deadline for completion of this transaction (the "Long-stop Date") from 30 April 2008 to 31 July 2008. The parties also agreed that if FSC Approval were obtained during the currency of the acquisition agreement, the Long-stop Date would automatically be re-fixed as the date which is two months after the date of the FSC Approval. The acquisition agreement provides that either HSBC Asia or Lone Star may terminate the acquisition agreement if completion has not occurred on or before the Long-stop Date.

The regulatory filing in respect of the proposed acquisition was submitted to the Korean Financial Services Commission in December 2007 but, as at 1 August 2008, FSC Approval had not been granted. Accordingly, from 31 July 2008, the existing acquisition agreement may be terminated at any time by either party up until such time as FSC Approval is granted.

As at the time of making this announcement, HSBC Asia has not terminated the acquisition agreement nor has it received a notice of termination from Lone Star.

HSBC Asia and Lone Star are discussing how this transaction may be taken forward. A further announcement will be made as and when appropriate.

Media enquiries to:

Richard Lindsay	Tel: +44 (0) 20 7992 1555	richardlindsay@hsbc.com
Patrick McGuinness	Tel: +44 (0) 20 7991 0111	patrickmcguinness@hsbc.com

HSBC Holdings plc

HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 properties in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                       By:

                                                                                                         Name: P A Stafford

                                                                                                                          Title: Assistant Group Secretary

                                                                                                           Date: August 4, 2008